SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2

(Amendment No. 3)*

QLT Inc.

(Name of Issuer)

Common Shares, no par value

 (Title of Class of Securities)

746927102

 (CUSIP Number)

December 31, 2009

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102	SCHEDULE 13G/A	Page 2 of 9

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 7,256,564
(7) Sole dispositive power: 0
(8) Shared dispositive power: 7,256,564
(9) Aggregate amount beneficially owned by each reporting person: 7,256,564
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 13.3%
(12) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 3 of 9

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 7,256,564
(7) Sole dispositive power: 0
(8) Shared dispositive power: 7,256,564
(9) Aggregate amount beneficially owned by each reporting person: 7,256,564
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 13.3%
(12) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 4 of 9

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 7,256,564
(7) Sole dispositive power: 0
(8) Shared dispositive power: 7,256,564
(9) Aggregate amount beneficially owned by each reporting person: 7,256,564
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 13.3%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 5 of 9

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 7,256,564
(7) Sole dispositive power: 0
(8) Shared dispositive power: 7,256,564
(9) Aggregate amount beneficially owned by each reporting person: 7,256,564
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 13.3%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 6 of 9

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 7,256,564
(7) Sole dispositive power: 0
(8) Shared dispositive power: 7,256,564
(9) Aggregate amount beneficially owned by each reporting person: 7,256,564
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 13.3%
(12) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13G/A	Page 7 of 9

Item 1.
(a) Name of Issuer:
QLT Inc.

(b) Address of Issuer’s Principal Executive Offices:
887 Great Northern Way, Suite 101
Vancouver, B.C.
Canada, V5T 4 T5

Item 2.
(a) Name of Person Filing:
This Schedule 13G/A is filed on behalf of the following persons (the “Reporting Persons”):
(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Christian Hansen
(v)	Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:
The business address for each of the Reporting Persons is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c) Citizenship:
See Item 4 of the attached cover pages.

(d) Title of Class of Securities:
Common Shares, no par value

(e) CUSIP Number:
746927102

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13(d)-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership

 (a) Amount beneficially owned:

NB Public Equity K/S is the beneficial owner of an aggregate of 7,256,564 (1) Common Shares.

NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 7,256,564 (2) Common Shares.

Cora Madsen is the beneficial owner of an aggregate of 7,256,564 (3) Common Shares.

Christian Hansen is the beneficial owner of an aggregate of 7,256,564 (4) Common Shares.

Florian Schönharting is the beneficial owner of an aggregate of 7,256,564 (5) Common Shares.

CUSIP No. 746927102	SCHEDULE 13G/A	Page 8 of 9

(b) Percent of class: (6)

The amount beneficially owned by each of the Reporting Persons represents approximately 13.3% of the total issued and outstanding shares of Common Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote

N/A

(ii) Shared power to direct the vote

Each of the Reporting Persons has the shared power to vote or direct the vote of 7,256,564 shares.

(iii) Sole power to dispose or direct the disposition of

N/A

(iv) Shared power to dispose of to direct the disposition of

Each of the Reporting Persons has the shared power to dispose or direct the disposition 7,256,564 shares.

(1) NB Public Equity K/S (the “Fund”) is the beneficial owner of 7,256,564 shares.  The Fund is a limited partnership and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(2) The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund.  By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(3) Cora Madsen is a director of the General Partner and in this capacity has the legal power to vote or dispose of the Common Shares beneficially owned by the Fund.  Therefore, by reason of Rule 13d-3 Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund.  Ms. Madsen has no ownership interest, neither direct nor indirect, in the General Partner.

(4) Christian Hansen is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5) Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6) Based on 54,630,692 shares of Common Shares outstanding as of November 3, 2009.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

CUSIP No. 746927102	SCHEDULE 13G/A	Page 9 of 9

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 16, 2010

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen *
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact